

State of Florida

Department of State

I certify the attached is a true and correct copy of the Articles of Amendment, filed on September 21, 2021, to Articles of Incorporation for STRAIGHT TEETH SOLUTIONS, INC., a Florida corporation, as shown by the records of this office.

The document number of this corporation is P19000048893.

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
First day of October, 2021



Laurel M. Lee
Secretary of State

CR2E022 (01-11)

Articles of Amendment
to
Articles of Incorporation
of

STRAIGHT TEETH SOLUTIONS, INC.

(Name of Corporation as currently filed with the Florida Dept. of State)

P19000048893

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) to its Articles of Incorporation:

A. **If amending name, enter the new name of the corporation:**

N/A
_____ *The new*
name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.,"
"Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word
"chartered," "professional association," or the abbreviation "P.A."

B. **Enter new principal office address, if applicable:**
(Principal office address MUST BE A STREET ADDRESS)

N/A

C. **Enter new mailing address, if applicable:**
(Mailing address MAY BE A POST OFFICE BOX)

N/A

D. **If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:**

Name of New Registered Agent   N/A _____

(Florida street address)

New Registered Office Address: N/A _____, Florida _____
                                                    (City)   (Zip Code)

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

_____
Signature of New Registered Agent, if changing

Check if applicable
☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change			
____ Add			
____ Remove			
2) ____ Change			
____ Add			
____ Remove			
3) ____ Change			
____ Add			
____ Remove			
4) ____ Change			
____ Add			
____ Remove			
5) ____ Change			
____ Add			
____ Remove			
6) ____ Change			
____ Add			
____ Remove			

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary*).　　(Be specific)

DELETE CURRENT ARTICLE IV AND REPLACE WITH THE FOLLOWING:

ARTICLE IV

The number of shares the corporation is authorized to issue is 10,000,000 shares of Class A Common Stock

with a par value of $0.00001; and 1,500,000 shares of Class B Common Stock with a par value of $0.00001

with standard voting rights and solely designated for issuance via Netcapital

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

N/A

The date of each amendment(s) adoption: AUGUST 31, 2021 _____, if other than the
date this document was signed.

Effective date **if applicable**: N/A _____

<center>*(no more than 90 days after amendment file date)*</center>

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s) **(CHECK ONE)**

☐ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☒ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by _____."

<center>*(voting group)*</center>

Dated SEPTEMBER 16, 2021 _____

Signature _____

(By a director, president or other officer – if directors or officers have not been
selected, by an incorporator – if in the hands of a receiver, trustee, or other court
appointed fiduciary by that fiduciary)

ROBERT G. SCHRADER, ESQ.
_____
(Typed or printed name of person signing)

SECRETARY
_____
(Title of person signing)



State of Florida

Department of State

I certify from the records of this office that STRAIGHT TEETH SOLUTIONS, INC. is a corporation organized under the laws of the State of Florida, filed on June 6, 2019.

The document number of this corporation is P19000048893.

I further certify that said corporation has paid all fees due this office through December 31, 2021, that its most recent annual report/uniform business report was filed on March 30, 2021, and its status is active.

I further certify that said corporation has not filed Articles of Dissolution.

Given under my hand and the Great Seal of the State of Florida at Tallahassee, the Capital, this the First day of October, 2021



Laurel M. Lee

Secretary of State

CR2E022 (01-11)



P19000048893

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

600333521826

09/05/19--01001--005 **35.00

2019 ... 4:12

Name chg

SEP 1 2019

I ALL...

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: Straight Teeth Outlets, Inc.

DOCUMENT NUMBER: P19000048893

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Bob Schrader, Esq., General Counsel
Name of Contact Person

Straight Teeth Solutions, Inc.
Firm/ Company

PO Box 397
Address

North Conway, NH 03860
City/ State and Zip Code

bob.schrader.esq@gmail.com
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Bob Schrader, Esq. at (603) 662-6225
Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

- ■ $35 Filing Fee
- ☐ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

Articles of Amendment
to
Articles of Incorporation
of

Straight Teeth Outlets, Inc.

(Name of Corporation as currently filed with the Florida Dept. of State)

P19000048893

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

Straight Teeth Solutions, Inc.
_____ *The new*
name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

No Change
_____

_____

_____

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

No Change
_____

_____

_____

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent   No Change
_____

(Florida street address)

New Registered Office Address: _____, Florida_____
                                                    (City)   *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

_____
Signature of New Registered Agent, if changing

Page 1 of 4

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, ar address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chi Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each offi held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Chang Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change	______	______________________	______________________
____ Add			______________________
____ Remove			______________________
2) ____ Change	______	______________________	______________________
____ Add			______________________
____ Remove			______________________
3) ____ Change	______	______________________	______________________
____ Add			______________________
____ Remove			______________________
4) ____ Change	______	______________________	______________________
____ Add			______________________
____ Remove			______________________
5) ____ Change	______	______________________	______________________
____ Add			______________________
____ Remove			______________________
6) ____ Change	______	______________________	______________________
____ Add			______________________
____ Remove			______________________

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary*).   *(Be specific)*

N/A

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

N/A

_____

_____

_____

_____

_____

_____

_____

The date of each amendment(s) adoption: August 26, 2019, if other than t date this document was signed.

Effective date if applicable: ______________________________

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as t document's effective date on the Department of State's records.

Adoption of Amendment(s) **(CHECK ONE)**

- [x] The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

- [ ] The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ______________________________."

(voting group)

- [ ] The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

- [ ] The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated 8/28/19

Signature [signature]

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Bruce Goldblatt

(Typed or printed name of person signing)

President [signature]

(Title of person signing)

Electronic Articles of Incorporation
For

P19000048893
FILED
June 06, 2019
Sec. Of State
ndmccleessam

STRAIGHT TEETH OUTLETS, INC.

The undersigned incorporator, for the purpose of forming a Florida
profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

STRAIGHT TEETH OUTLETS, INC.

Article II

The principal place of business address:

918 SW 33RD ST
PALM CITY, FL.   34990

The mailing address of the corporation is:

PO BOX 1392
PALM CITY, FL.   34991

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

10,000,000

Article V

The name and Florida street address of the registered agent is:

ROBERT G SCHRADER ESQ.
3000 SW 26TH TERRACE
FT. LAUDERDALE, FL.   33312

I certify that I am familiar with and accept the responsibilities of
registered agent.

Registered Agent Signature: ROBERT G SCHRADER ESQ

P19000048893
FILED
June 06, 2019
Sec. Of State
ndmccleessam

Article VI

The name and address of the incorporator is:

ROBERT GEORGE SCHRADER
3000 SW 26TH TERRACE

FT. LAUDERDALE, FL 33312

Electronic Signature of Incorporator: ROBERT G SCHRADER, ESQ.

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P, D
BRUCE GOLDBLATT
PO BOX 1392
PALM CITY, FL.   344991

Title: T,D
SEARS IVANA
PO BOX 1392
PALM CITY, FL.   34991